Filed pursuant to Rule 424(b)(5)
Registration No. 333-172312

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 16, 2011)

9,000,000 Common Units

Representing Limited Partner Interests

We are selling 9,000,000 common units representing limited partner interests in Inergy, L.P. Our common units trade on the New York Stock Exchange under the symbol “NRGY.” The last reported sales price of our common units on the New York Stock Exchange on May 31, 2011 was $37.09 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 5 of the accompanying base prospectus.

	Per Common Unit	Total
Price to the public	$36.00	$324,000,000
Underwriting discounts and commissions	$1.35	$12,150,000
Proceeds to Inergy, L.P. (before expenses)	$34.65	$311,850,000

We have granted the underwriters a 30-day option to purchase up to an additional 1,350,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 9,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about June 6, 2011.

Joint Book-Running Managers

Citi
BofA Merrill Lynch
Credit Suisse
J.P. Morgan
Morgan Stanley
Wells Fargo Securities

Senior Co-Managers

Barclays Capital	Raymond James

Junior Co-Managers

Baird	Morgan Keegan

Prospectus Supplement dated June 1, 2011

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, some of which may not apply to this common unit offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in the accompanying base prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Incorporation of Documents by Reference” on page S-24 of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of common units. Neither we nor the underwriters have authorized anyone to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates of those documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations or prospects may have changed since such dates.

S-i

Prospectus Supplement

Prospectus

S-ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying base prospectus, the documents incorporated herein by reference and the other documents to which we refer for a more complete understanding of this offering of common units. Please read the sections entitled “Risk Factors” on page S-9 of this prospectus supplement and page 5 of the accompanying base prospectus for more information about important factors that you should consider before buying our common units in this offering. Unless we indicate otherwise, the information we present in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units. Throughout this prospectus supplement, when we use the terms “we,” “us,” “our” or “Inergy, L.P.,” we are referring to Inergy, L.P. or to Inergy, L.P. and its subsidiaries collectively as the context requires.

Inergy, L.P.

Overview

Inergy, L.P. (NYSE:NRGY) is a publicly traded Delaware limited partnership that owns and operates a geographically diverse retail and wholesale propane supply, marketing and distribution business. We also own and operate a growing midstream business that includes four natural gas storage facilities (“Stagecoach,” “Thomas Corners,” “Steuben” and “Tres Palacios”), a liquefied petroleum gas (“LPG”) storage facility (“Finger Lakes LPG”), a natural gas liquids (“NGL”) business and a solution-mining and salt production company (“US Salt”).

We believe we are the fourth largest propane retailer in the United States based on retail propane gallons sold. Our propane business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. We market our propane products under various regional brand names. As of March 31, 2011, we served retail customers in 33 states from over 350 customer service centers, which have an aggregate of approximately 34.1 million gallons of above-ground propane storage. For the fiscal year ended September 30, 2010, we sold and physically delivered 340.2 million gallons of propane to our retail customers and 415.3 million gallons of propane to our wholesale customers.

We have primarily grown through acquisitions of retail propane operations, midstream operations and, to a lesser extent, through organic expansion projects. Since our predecessor’s inception in November 1996 through May 31, 2011, we have acquired 89 businesses.

Our business is currently comprised of two reportable segments consisting of our propane and midstream operations.

Propane Operations.    We market propane primarily in rural areas, but also have a significant number of customers in suburban areas where energy alternatives to propane such as natural gas are generally not available. We make customer deliveries to residential, industrial, commercial and agricultural customers. From our customer service centers, we also sell, install and service equipment related to our propane distribution business, including heating and cooking appliances. Approximately 90% of our retail propane customers lease their tanks from us.

In addition to our retail propane business, we operate a wholesale supply, marketing and distribution business, providing propane procurement, transportation and supply and price risk management services to our customer service centers, as well as to independent dealers, multistate marketers, petrochemical companies, refinery and gas processors and a number of other NGL marketing and distribution companies in 40 states, primarily in the Midwest, Northeast and South.

Midstream Operations.    We own and operate a midstream business, which includes the following assets:

•

Stagecoach, a high performance, multi-cycle natural gas storage facility located approximately 150 miles northwest of New York City, with approximately 26.25 Bcf of working gas capacity, a maximum withdrawal capability of 500 MMcf/d and a maximum injection capability of 250 MMcf/d. The Stagecoach facility, which is regulated by the Federal Energy Regulatory Commission (“FERC”), is fee-based with a market-based rate structure and is currently 100% committed primarily with investment-grade rated companies under term contracts that have a weighted average maturity extending to 2015. Stagecoach is one of the closest natural gas storage facilities to the northeastern United States market and is a significant participant in the northeast United States natural gas distribution system. We also own a 24-mile pipeline that connects the Stagecoach facility to Tennessee Gas Pipeline Company’s 300-Line, and a 10-mile pipeline that connects the facility to the Millennium Pipeline. The pipeline interconnect to the Millennium Pipeline enhances and further diversifies our supply sources and provides interruptible wheeling opportunities to our shipper community.

•

Steuben, a FERC-regulated 6.2 Bcf natural gas storage facility in Steuben County, New York. Steuben is fee based under a cost-of-service rate structure and is fully contracted with primarily investment-grade rated customers with term contracts having a weighted-average maturity extending to 2012. The Steuben facility is connected to Dominion Gas Transmission’s Woodhull Pipeline and to our Thomas Corners storage facility.

•

Thomas Corners, a FERC-regulated 7 Bcf natural gas storage facility located in Steuben County, New York with maximum withdrawal and injection capabilities of 140 MMcf/day and 70 MMcf/day, respectively. Thomas Corners is fee based with a market-based rate structure and is fully contracted under long-term agreements with primarily investment-grade rated customers with term contracts having a weighted-average maturity extending to 2015. Thomas Corners is connected with the Tennessee Gas Pipeline Company’s Line 400 and Columbia Gas Transmission’s A-5 line (which was acquired by Millennium Pipeline Company and as such the Thomas Corners facility is also connected with the Millennium Pipeline).

•

Tres Palacios, a high deliverability, salt dome natural gas storage facility acquired in October 2010 with approximately 38.4 Bcf of working gas capacity (Caverns 1-3). The FERC-regulated facility is expandable by an additional 9.5 Bcf of working gas capacity which we expect to place in service by or before 2014 (Cavern 4). Tres Palacios is predominantly fee based with a market-based rate structure, and is currently approximately 60% contracted with primarily investment-grade rated customers until 2013. We expect to supplement the available capacity with hub services contracts to take advantage of market conditions. Tres Palacios offers customers greater than six-turn gas storage capability with maximum withdrawal capacity of 2.5 Bcf/d and maximum injection capacity of 1.0 Bcf/d. Located approximately 100 miles southwest of Houston, Tres Palacios is currently connected to a total of ten intrastate and interstate pipelines via a 40 mile, 24” dual-pipe, looped header system offering connectivity to multiple demand markets including the Houston and San Antonio metropolitan areas and the broader Texas markets as well as markets in the Northeast, Midwest, Southeast and Mid-Atlantic United States and Mexico. Tres Palacios is a pooling point for the Intercontinental Exchange (ICE) hub for the Gulf Coast.

•

Finger Lakes LPG storage facility, a 1.7 million barrel salt cavern LPG storage facility located near Bath, New York, approximately 210 miles northwest of New York City and 60 miles from the Stagecoach facility. The Finger Lakes LPG storage facility is supported by both rail and truck terminal facilities capable of loading and unloading 20-23 rail cars per day and 17 truck transports per day.

•

An NGL business in Bakersfield, California, which includes a 25 MMcf/d natural gas processing plant, a 12,000 bpd NGL fractionation plant, an 8,000 bpd butane isomerization plant, NGL rail and truck terminals, a 24 million gallon NGL storage facility and NGL transportation/marketing operations.

•

US Salt, an industry-leading solution mining and salt production company located in Schuyler County, New York, between our Stagecoach and Steuben natural gas storage facilities. US Salt produces and sells over 300,000 tons of salt each year. The solution mining process used by US Salt creates salt caverns that can be developed into natural gas or LPG storage capacity.

Recent Developments

•

On January 11, 2010, Inergy Midstream, LLC executed a definitive agreement to purchase from New York State Electric & Gas Corporation (“NYSEG”) the Seneca Lake natural gas storage facility (“Seneca Lake”) located in Schuyler County, New York, and two related pipelines. Seneca Lake is an approximate 2.0 Bcf underground salt cavern storage facility located on our US Salt property outside Watkins Glen, New York, and has a maximum withdrawal capability of 145 MMcf/day and maximum injection capability of 75 MMcf/day. The facility is connected to the Dominion Transmission System via the 16-inch, 20-mile Seneca West Pipeline and indirectly to the city gate of Binghamton, New York, via the 12-inch, 37.5-mile Seneca East Pipeline, which runs within approximately four miles of our Stagecoach North Lateral interconnect with the Millennium Pipeline.

The transaction is subject to customary closing conditions and regulatory approvals, including authorization from the FERC and the New York State Public Service Commission (“PSC”) upon terms and conditions acceptable to NYSEG. The FERC and the PSC issued orders authorizing the transaction on August 26, 2010 and March 4, 2011, respectively. The PSC’s March 4, 2011 order imposed certain economic conditions on NYSEG. On March 31, 2011, NYSEG requested rehearing of the March 4, 2011 order, and asked that the PSC modify two conditions and issue an order on rehearing by June 17, 2011. We cannot predict whether or to what extent the PSC will grant rehearing, or to the extent the PSC continues to impose conditions on NYSEG, whether NYSEG will consider any such conditions to be acceptable. We expect to complete the transaction in summer 2011 after the PSC rules on NYSEG’s request, although there can be no assurance that this transaction will be consummated in such time frame or at all.

•

We previously announced plans to add additional compression and measurement facilities to our existing Stagecoach Laterals (the “North/South Project”), which when completed are expected to have firm transportation capacity of 325,000 dekatherms per day. We received FERC authorization for the project on January 20, 2011, and we commenced construction on February 21, 2011. The North/South Project, which is supported by long-term contracts, is expected to be placed into service in the second half of 2011.

Business Strategy

Our primary objective is to increase distributable cash flow for our unitholders, while maintaining the highest level of commitment and service to our customers. We have engaged and will continue to engage in objectives of further growth through acquisitions both in our propane and midstream operations, organic expansion projects and measures aimed at increasing the profitability of existing operations.

Consistent with our acquisition strategy, we are continuously engaged in discussions with potential sellers regarding the possible purchase of retail propane, natural gas storage or other midstream assets, companies or businesses. We cannot predict the likelihood of completing or the timing of any such acquisitions. These acquisition opportunities consist of both smaller acquisitions as well as larger acquisitions that would have a material impact on our capital structure and operating results. Consistent with our financial strategy to date, we generally anticipate financing our acquisition activity through approximately equal portions of equity and debt. In certain cases, acquisitions will initially be financed using debt (including, potentially, secured debt), with proceeds from subsequent equity issuances used to reduce our debt balances to levels consistent with our targeted credit profile.

Competitive and Business Strengths

We intend to pursue our objectives by capitalizing on our competitive and business strengths as follows:

Competitive Strengths

•

Proven acquisition expertise.    Since our predecessor’s inception and through May 31, 2011, we have acquired and successfully integrated 89 businesses. Our executive officers and key employees, who together average more than 15 years experience in the propane and midstream energy-related industries, have developed business relationships with retail propane owners and businesses as well as other midstream industry participants throughout the United States. These significant industry contacts have enabled us to negotiate most of our acquisitions on an exclusive basis. We believe that this acquisition expertise should allow us to continue to grow through strategic and accretive acquisitions. Our acquisition program will continue to seek:

•	businesses that generate distributable cash flow that is accretive to common unitholders on a per unit basis;

•	propane and midstream businesses in attractive market areas;

•	propane businesses with established names and reputations for customer service and reliability;

•	propane businesses with high concentrations of propane sales to residential customers;

•	midstream businesses that generate predictable, stable fee-based cash flow streams;

•	midstream businesses with organic expansion opportunities or strategic regional enhancement; and

•	retention of key employees in acquired businesses.

•

Management experience.    Our senior management team has extensive experience in the propane and midstream energy industry. Our management team has a proven track record of enhancing the value of our partnership through the acquisition, integration and optimization of the businesses we own and operate.

•

Flexible financial structure.    We have a $450 million revolving general partnership credit facility, a $75 million revolving working capital credit facility and a $300 million term loan facility. Our $450 million revolving general partnership credit facility contains an accordion option feature that allows us to expand the facility by an additional $100 million subject to additional commitments. We believe our available capacity under these facilities combined with our ability to fund acquisitions and organic expansion projects through the issuance of additional partnership interests or additional debt provide us with a flexible financial structure that facilitates our acquisition and organic expansion efforts.

Propane Business Strengths

•

High percentage of retail sales to residential customers.    Our retail propane operations concentrate on sales to residential customers. For the fiscal year ended September 30, 2010, sales to residential customers represented approximately 65% of our retail propane gallons sold. Residential customers tend to generate higher margins and are generally more stable purchasers than other customers. In addition, we own nearly 90% of the propane tanks located at our customers’ homes. In many states, fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. These regulations, which require customers to switch propane tanks when they switch suppliers, help enhance the stability of our customer base because of the inconvenience and costs involved with switching tanks and suppliers.

•

Regionally branded operating structure.    We believe that our success in maintaining customer stability and our low cost operating structure at our customer service centers results from our decentralized operation under established, locally recognized trade names. We attempt to capitalize on the reputation of the companies we acquire by retaining their local brand names and employees, thereby preserving the goodwill of the acquired business and fostering employee loyalty and customer retention. We expect our local branch management to continue to manage the marketing programs, new business development, customer service and customer billing and collections. We believe that our employee incentive programs encourage efficiency and allow us to control costs at the corporate and field levels.

•

Operations in attractive propane markets.    A majority of our propane operations are concentrated in attractive propane market areas, where natural gas distribution is not cost-effective, margins are relatively stable and tank control is relatively high. We intend to pursue acquisitions in similar attractive markets.

•

Comprehensive propane logistics and distribution business.    One of our distinguishing strengths is our propane procurement and distribution expertise and capabilities. For the fiscal year ended September 30, 2010, we delivered 415.3 million gallons of propane on a wholesale basis to our various customers. These operations are significantly larger on a relative basis than the wholesale operations of most publicly-traded propane businesses. We also provide transportation services to these distributors through our fleet of transport vehicles, and price risk management services to our customers through a variety of financial and other instruments. The presence of our trucks serving our wholesale customers allows us to take advantage of various pricing and distribution inefficiencies that exist in the market from time to time. We believe our wholesale business enables us to obtain valuable market intelligence and awareness of potential acquisition opportunities. Because we sell on a wholesale basis to many residential and commercial retailers, we have an ongoing relationship with a large number of businesses that may be attractive acquisition opportunities for us. We believe that we will have an adequate supply of propane to support our growing retail operations at prices that are generally available only to large wholesale purchasers. This purchasing scale and resulting expertise also helps us avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors.

Midstream Business Strengths

•

Strategically located assets.    Our assets are situated close to or within demand based market areas, which positions us well to leverage the services we offer to our customers relative to our competitors. We own and operate natural gas storage operations approximately 200 miles northwest of New York City. These assets are among the closest natural gas storage facilities to the New York City market and have the capability of delivering gas to this market as well as other Northeast and Mid-Atlantic market centers. We also own and operate US Salt, a salt production company located in Schuyler County, New York, between our Stagecoach and Steuben natural gas storage facilities, which we believe may add additional storage capacity to our operations in the Northeast. Our acquisition of Tres Palacios, which is located approximately 100 miles southwest of Houston, provides us access to the Houston and San Antonio metropolitan areas and the broader Texas markets as well as markets in the Northeast, Midwest, Southeast, Florida and Mid-Atlantic United States and Mexico. The Tres Palacios facility, like Stagecoach, is located near shale gas supply, is connected to multiple supply sources and supports strong demand markets. The Texas natural gas fired electric generation market is the largest in the United States. We also own and operate an NGL operation near Bakersfield, California, strategically situated between the major refining centers of Los Angeles and San Francisco. We believe there are opportunities to further leverage our geographic location, expand our current asset base and to enhance the platform of services we offer to our customers that will further enhance the value and profitability of these assets.

•

Ability to leverage industry relationships.    Our management team has extensive industry relationships and they have been successful in leveraging these relationships with both new and existing customers of our midstream operations into profitable opportunities to further grow our operations.

•

Stable cash flows.    Our midstream gas storage operations consist predominantly of fee-based services that generate stable cash flows with contract maturities extending out several years. These contracts are with primarily investment-grade rated customers such as large east coast utilities and major gas marketing firms. In addition, our West Coast NGL operations include fee-based services and have relatively little exposure to fluctuations in commodity prices. We believe that this further adds to our stable cash flow and enhances our access to the capital markets.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries, other than Inergy Finance Corp., Inergy Partners, LLC and IPCH Acquisition Corp., through our 100% ownership interest in our operating companies, Inergy Propane, LLC and Inergy Midstream, LLC. Inergy GP, LLC, our general partner, has sole responsibility for conducting our business and managing our operations. Our general partner has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf.

Ownership of Inergy, L.P.

The chart on the following page depicts our abridged organizational and ownership structure after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional common units.

Ownership of Inergy, L.P. After the Offering

The Offering

Common units offered by Inergy, L.P.	9,000,000 common units; 10,350,000 common units if the underwriters exercise in full their option to purchase additional common units.

Common units outstanding after this offering	119,117,808 common units if the underwriters do not exercise their option to purchase an additional 1,350,000 common units and 120,467,808 common units if the underwriters exercise in full their option to purchase an additional 1,350,000 common units.

Use of proceeds	We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to repay approximately $149.0 million of borrowings under our revolving general partnership and working capital credit facilities, with the remaining net proceeds from this offering to be used for the ongoing expansion projects in our midstream business and for general partnership purposes. Please read “Use of Proceeds.”

Affiliates of certain of the underwriters participating in this offering are lenders under our revolving general partnership and working capital credit facilities and will receive a substantial portion of the proceeds from this offering through the repayment of indebtedness under our revolving general partnership and working capital credit facilities. Please read “Underwriting (Conflicts of Interest).”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement.

On May 13, 2011, we paid a quarterly cash distribution for the fiscal quarter ended March 31, 2011 of $0.705 per common unit, or $2.82 per common unit on an annualized basis.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for the distribution for the fourth calendar quarter of 2013, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Tax Consequences” in this prospectus supplement for the basis of this estimate.

Exchange listing	Our common units trade on the New York Stock Exchange under the symbol “NRGY.”

RISK FACTORS

An investment in our common units involves risk. You should carefully read the following risk factors, together with the risk factors included under the caption “Risk Factors” beginning on page 5 of the accompanying base prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our annual report on Form 10-K for the fiscal year ended September 30, 2010 and in our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2010, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $311.7 million from the sale of 9,000,000 common units offered by this prospectus supplement, after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase the 1,350,000 additional common units in full, we expect to receive additional net proceeds of approximately $46.8 million. Our general partner maintains a non-economic general partner interest in us and will not be making a capital contribution to us.

We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to repay approximately $149.0 million of borrowings under our revolving general partnership and working capital credit facilities, with the remaining net proceeds from this offering to be used for the ongoing expansion projects in our midstream business and for general partnership purposes.

Affiliates of certain of the underwriters participating in this offering are lenders under our revolving general partnership and working capital credit facilities and will receive a substantial portion of the proceeds from this offering through the repayment of indebtedness under our revolving general partnership and working capital credit facilities. Please read “Underwriting (Conflicts of Interest).”

As of May 27, 2011, we had total borrowings of approximately $124.0 million outstanding under our revolving general partnership credit facility, which were primarily incurred to finance our acquisitions and capital expenditures made in connection with our internal growth projects related to our midstream assets, and $25.0 million outstanding under our revolving working capital credit facility. Borrowings under our revolving general partnership and working capital credit facilities bear interest at approximately 4.20%. The revolving general partnership and working capital credit facilities mature on November 22, 2013. We may reborrow any amounts paid down under our revolving general partnership and working capital credit facilities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2011:

•	on a consolidated historical basis;

•	as adjusted to give effect to borrowings of approximately $106.5 million under our revolving credit facilities after March 31, 2011; and

•	as further adjusted to reflect the sale of common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements, including the accompanying notes, which are incorporated by reference into this prospectus supplement.

	As of March 31, 2011
	Historical	As Adjusted	As Further Adjusted
		($ in millions)
Cash and cash equivalents	$18.5	$18.5	$181.2

Long-term debt:
Revolving working capital credit facility	$4.5	$25.0	$—
Revolving general partnership credit facility	38.0	124.0	—
Term loan facility	300.0	300.0	300.0
8.75% senior unsecured notes due 2015	116.1	116.1	116.1
7% senior unsecured notes due 2018	600.0	600.0	600.0
6.875% senior unsecured notes due 2021	750.0	750.0	750.0
Swap premium	2.8	2.8	2.8
Fair value hedge adjustment on senior unsecured notes	(2.0)	(2.0)	(2.0)
Bond discount	(7.4)	(7.4)	(7.4)
Other debt	20.4	20.4	20.4

Total long-term debt (including current portion)	$1,822.4	$1,928.9	$1,779.9
Total Inergy, L.P. partners’ capital	$1,086.6	$1,086.6	$1,398.3

Total capitalization	$2,909.0	$3,015.5	$3,178.2

This table does not reflect the issuance of up to 1,350,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which will be used in the manner described under “Use of Proceeds.”

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of May 31, 2011, we had 110,117,808 common units outstanding, held by approximately 140 holders of record. Our common units are listed and traded on the New York Stock Exchange under the symbol “NRGY.” Until March 17, 2010, our common units were listed and traded on the NASDAQ Global Select Stock Market.

The following table sets forth, for the periods indicated, the high and low sales prices per common unit, as reported by the New York Stock Exchange or the NASDAQ Global Select Stock Market, as applicable. Distributions are shown in the quarter for which they were paid. The last reported sales price of our common units on the New York Stock Exchange on May 31, 2011 was $37.09 per common unit.

	Price Ranges		Cash Distributions Per Unit
Period ended:	Low	High
Fiscal 2011:
June 30, 2011(a)	$33.52	$41.22	N/A	(b)
March 31, 2011	38.49	42.75	0.705
December 31, 2010	37.25	41.92	0.705

Fiscal 2010:
September 30, 2010	$35.56	$43.95	0.705
June 30, 2010	30.35	39.94	0.705
March 31, 2010	32.48	38.04	0.695
December 31, 2009	28.70	36.24	0.685

Fiscal 2009:
September 30, 2009	$25.01	$30.99	$0.675
June 30, 2009	21.54	26.34	0.665
March 31, 2009	17.06	25.23	0.655
December 31, 2008	12.38	22.70	0.645

(a)	Through May 31, 2011.
(b)	We expect to declare and pay a cash distribution for the third quarter of fiscal 2011 within 45 days following the end of that quarter.

TAX CONSEQUENCES

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Considerations” beginning on page 33 in the accompanying base prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth calendar quarter of 2013, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.705 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions.

These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual ratio of taxable income to distributions could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to maintain the current distribution amount on all units, yet we only distribute the current distribution amount on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax-Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read “Material Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

UNDERWRITING (CONFLICTS OF INTERESTS)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters have severally agreed to purchase, and we have agreed to sell, the number of common units set forth opposite the underwriter’s name in the following table. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below.

Underwriters	Number of common units
Citigroup Global Markets Inc.	1,395,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,197,000
Credit Suisse Securities (USA) LLC	1,197,000
J.P. Morgan Securities LLC	1,197,000
Morgan Stanley & Co. LLC	1,197,000
Wells Fargo Securities, LLC	1,197,000
Barclays Capital Inc.	540,000
Raymond James & Associates, Inc.	540,000
Robert W. Baird & Co. Incorporated	270,000
Morgan Keegan & Company, Inc.	270,000

Total	9,000,000

The underwriting agreement provides that the underwriters must buy all of the common units if they buy any of them. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below.

Our common units and the common units to be sold upon the exercise of the underwriters’ option to purchase additional common units, if any, are offered subject to a number of conditions, including:

•	receipt and acceptance of our common units by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common units, but that they are not obligated to do so and may discontinue making a market at any time without notice.

Option to Purchase Additional Common Units

We have granted the underwriters an option to buy up to an aggregate 1,350,000 additional common units. This option may be exercised if the underwriters sell more than 9,000,000 common units in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common units approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Common units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.81 per common unit from the offering price.

If all the common units are not sold at the offering price, the representatives may change the offering price and the other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common units at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per unit and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,350,000 common units.

	No exercise	Full exercise
Per Unit	$1.35	$1.35
Total	$12,150,000	$13,972,500

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $0.2 million.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Lock-up Agreements

We and the directors and executive officers of our general partner have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Citigroup Global Markets Inc., offer, sell, contract to sell or otherwise dispose of or hedge our common units or securities convertible into or exchangeable for our common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or publicly disclose the intention to do any of the foregoing. These restrictions will be in effect for a period of 45 days after the date of this prospectus supplement. The restrictions described in this paragraph do not apply to issuances of common units pursuant to any existing employee benefit plans or issuances of common units directly to a seller of a business as part of the purchase price or a private placement, in each case in connection with acquisitions and capital improvements that our general partner determines will increase cash flow from operations on a per unit basis after giving effect to such issuance. In addition, the foregoing restrictions do not apply to the entry into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that such trading plan does not provide for sales or other dispositions of any common units (including, without limitation, common units that may be deemed to be beneficially owned by such officer or director in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units during this period. At any time and without public notice, Citigroup Global Markets Inc. may, in its discretion, release all or some of the securities from these lock-up agreements.

Andrew L. Atterbury, our former Senior Vice President—Corporate Strategy, whose resignation from the partnership will become effective June 1, 2011, currently owns 1,243,442 common units (34,650 of which are restricted common units that will be forfeited upon his resignation), is not subject to a lock-up agreement and therefore is not restricted by the underwriters or the partnership from selling all or some of his common units during the restricted period.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involves the sale by the underwriters of a greater number of common units than they are required to purchase in this offering, and purchasing common units on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional common units referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional common units, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units.

Naked short sales are in excess of the underwriters’ option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.

Listing

Our common units are traded on the New York Stock Exchange under the symbol “NRGY.”

Conflicts of Interest

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of business. In addition, some of the underwriters and their affiliates have engaged in transactions with us and our predecessor and performed services for us in the ordinary course of their business. For example, affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, Barclays Capital Inc. and Raymond James & Associates, Inc. are lenders under our revolving general partnership and working capital credit facilities and, as such, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under our revolving general partnership and working capital credit facilities.

FINRA Conduct Rules

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representative will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

Foreign Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

The issuer may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)	if the issuer is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of the common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to the issuer.

Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany. The offering does not constitute an offer to sell or the solicitation or an offer to buy the common units in any circumstances in which such offer or solicitation is unlawful.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

Inergy, L.P. (formerly “Inergy Holdings, L.P.”)

The consolidated financial statements of Inergy, L.P. and Subsidiaries (formerly Inergy Holdings, L.P.) for the year ended September 30, 2010 appearing in Inergy, L.P. and Subsidiaries’ Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

Tres Palacios Gas Storage LLC

The financial statements of Tres Palacios Gas Storage LLC for the year ended December 31, 2009 appearing in the Inergy, L.P. Current Report on Form 8-K filed with the SEC on September 7, 2010, have been audited by Rothstein, Kass & Company, P.C., independent auditors, as set forth in their report thereon and included therein. Such financial statements are incorporated by reference in this prospectus supplement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information included or incorporated by reference in this prospectus supplement, contains forward-looking statements concerning the financial condition, results of operations, plans, objectives, future performance and business of Inergy, L.P. and its subsidiaries. These forward-looking statements include:

•

statements that are not historical in nature, including, but not limited to, our belief that our acquisition expertise should allow us to continue to grow through acquisitions; our belief that we will have adequate propane supply to support our retail operations; our belief that we have the capacity to fund acquisitions and organic expansion projects; and our belief that our diversification of suppliers will enable us to meet supply needs; and

•

statements preceded by, followed by or that contain forward-looking terminology including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or the negation thereof, or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	weather conditions;

•	availability of propane and the capacity to transport to market areas;

•	the ability to pass the wholesale cost of propane through to our customers;

•	costs or difficulties related to the integration of the business of our company and its acquisition targets may be greater than expected;

•	governmental legislation and regulations;

•	local economic conditions;

•	the demand for natural gas and NGL storage capacity;

•	the ability to complete our expansion projects on time and on budget;

•	the availability and price of natural gas and NGLs (including propane) to the consumer compared to the price of alternative and competing fuels;

•	our ability to successfully implement our business plan for our natural gas and NGL storage facilities;

•	labor relations;

•	environmental claims;

•	competition from the same and alternative energy sources;

•	operating hazards and other risks incidental to transporting, storing and distributing propane and transporting and storing natural gas;

•	energy efficiency and technology trends;

•	interest rates;

•	the price and availability of debt and equity financing; and

•	large customer defaults.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus supplement. We will not update these statements unless the securities laws require us to do so.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

We also make available free of charge on our website at http://www.inergylp.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website, other than the documents listed under “Incorporation of Documents by Reference,” is not incorporated by reference into this prospectus supplement.

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

We incorporate by reference the documents listed below and any documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or 7.01 on any Current Report on Form 8-K, or corresponding information furnished under Item 9.01 or included as an exhibit) from the date of this prospectus supplement until we have sold all of the common units to which this prospectus supplement relates or the offering is otherwise terminated:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011;

•

our Current Reports on Form 8-K and Form 8-K/A filed on October 1, 2010, October 15, 2010, October 25, 2010, November 5, 2010, November 29, 2010, December 14, 2010, January 19, 2011, January 20, 2011, January 24, 2011, February 3, 2011 and May 24, 2011;

•

the audited historical financial statements of Tres Palacios Gas Storage LLC included in Item 9.01(a) of the Current Report on Form 8-K filed on September 7, 2010 (SEC Accession No. 0001193125-10-205289); and

•

the description of our common units contained in our registration statement on Form 8-A/A (File No. 001-34664), filed on February 16, 2011, and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or telephone number:

Inergy, L.P.

Attention: Investor Relations

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

You should rely only on the information contained in or incorporated by reference in this prospectus supplement. If information in incorporated documents conflicts with information in this prospectus supplement, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

PROSPECTUS

Inergy, L.P.

Inergy Finance Corp.

Common Units

Partnership Securities

Debt Securities

We may offer, from time to time, in one or more series, the following securities under this prospectus:

•	common units representing limited partner interests in Inergy, L.P.;

•	partnership securities; and

•	debt securities, which may be secured or unsecured senior debt securities or secured or unsecured subordinated debt securities.

Inergy Finance Corp. may act as co-issuer of the debt securities. If a series of debt securities is guaranteed, such series will be guaranteed by substantially all of the domestic subsidiaries of Inergy, L.P.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

You should carefully read this prospectus and any prospectus supplement before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the risk factors described under “Risk Factors” beginning on page 5 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Our common units trade on the New York Stock Exchange under the symbol “NRGY.” We will provide information in the prospectus supplement for the trading market, if any, for any partnership securities and debt securities we may offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 16, 2011.

i

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the “SEC” or “Commission.” In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should not assume that the information contained in this prospectus or in the documents incorporated by reference into this prospectus are accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated documents, as the case may be.

ii

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we and Inergy Finance Corp. have filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell up to $1.5 billion of the securities described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering.

The prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus and any accompanying prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” carefully before investing in our common units, partnership securities or debt securities. To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

The following information should help you understand some of the conventions used in this prospectus.

•

Throughout this prospectus, when we use the terms “we,” “us,” “our partnership” or “Inergy, L.P.,” we are referring either to Inergy, L.P., the registrant itself, or to Inergy, L.P. and its operating subsidiaries collectively, as the context requires.

•

Inergy GP, LLC, our general partner (“Inergy GP” or “our general partner”), is responsible for the management of our partnership, and its operations are governed by a board of directors. Our general partner does not have rights to allocations or distributions from our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

Our common units are listed and traded on the New York Stock Exchange. Our reports and other information filed with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We also make available free of charge on our website at http://www.inergylp.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website, other than the documents listed below, is not incorporated by reference into this prospectus.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any documents subsequently filed with the SEC by Inergy, L.P. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished and not filed with the SEC pursuant to Item 2.02 or 7.01 on any Current Report on Form 8-K, or corresponding information furnished under Item 9.01 or included as an exhibit) until all offerings under this shelf registration statement are completed, including all such documents we may file with the SEC after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2010;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010;

•

Our Current Reports on Form 8-K and Form 8-K/A filed on October 1, 2010, October 15, 2010, October 25, 2010, November 5, 2010, November 29, 2010, December 14, 2010, January 19, 2011, January 20, 2011, January 24, 2011 and February 3, 2011;

•

the audited historical financial statements of Tres Palacios Gas Storage LLC included in Item 9.01(a) of the Current Report on Form 8-K filed on September 7, 2010 (SEC Accession No. 0001193125-10-205289); and

•

The description of our common units contained in our Registration Statement on Form 8-A/A (File No. 001-34664) filed with the SEC on February 16, 2011 and any subsequent amendments or reports filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or telephone number:

Inergy, L.P.

Attention: Investor Relations

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, contains forward-looking statements concerning the financial condition, results of operations, plans, objectives, future performance and business of Inergy, L.P. and its subsidiaries. These forward-looking statements include:

•

statements that are not historical in nature, including, but not limited to, our belief that our acquisition expertise should allow us to continue to grow through acquisitions; our belief that we will have adequate propane supply to support our retail operations; our belief that we have the capacity to fund acquisitions and organic expansion projects; and our belief that our diversification of suppliers will enable us to meet supply needs; and

•

statements preceded by, followed by or that contain forward-looking terminology including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or the negation thereof, or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	weather conditions;

•	price and availability of propane, and the capacity to transport to market areas;

•	the ability to pass the wholesale cost of propane through to our customers;

•	costs or difficulties related to the integration of the business of our company and its acquisition targets may be greater than expected;

•	governmental legislation and regulations;

•	local economic conditions;

•	the demand for high deliverability natural gas storage capacity;

•	the ability to complete our expansion projects on time and on budget;

•	the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	our ability to successfully implement our business plan for our natural gas storage facilities;

•	labor relations;

•	environmental claims;

•	competition from the same and alternative energy sources;

•	operating hazards and other risks incidental to transporting, storing and distributing propane and transporting and storing natural gas;

•	energy efficiency and technology trends;

•	interest rates;

•	the price and availability of debt and equity financing; and

•	large customer defaults.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

INERGY, L.P.

Inergy, L.P. is a publicly traded Delaware limited partnership that owns and operates a geographically diverse retail and wholesale propane supply, marketing and distribution business. In addition to our propane operations, we own and operate a growing midstream business that includes four natural gas storage facilities, a liquefied petroleum gas storage facility located near Bath, New York, a natural gas liquids business located near Bakersfield, California and a solution-mining and salt production company.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries, other than Inergy Partners, LLC (“Inergy Partners”) and IPCH Acquisition Corp. (“IPCH”), through our 100% ownership interest in our operating companies, Inergy Propane, LLC (“Inergy Propane”) and Inergy Midstream, LLC. Inergy GP, our general partner, has sole responsibility for conducting our business and managing our operations. Our general partner has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy Holdings, L.P. (“Inergy Holdings”) is the sole member of our general partner. Inergy Finance Corp., our wholly owned subsidiary, has no material assets or any liabilities other than as a co-issuer of our debt securities. Its activities are limited to co-issuing our debt securities and engaging in other activities incidental thereto.

Our principal executive office is located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112. Our telephone number is (816) 842-8181. Our common units trade on the New York Stock Exchange under the symbol “NRGY.”

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities involves a high degree of risk. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those included in our most recent annual report on Form 10-K and in our quarterly reports on Form 10-Q, in evaluating an investment in our securities. Our business could also be affected by additional risks not currently known to us or that we currently deem to be immaterial. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units or debt securities could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense on all indebtedness and the amortization of deferred financing costs and interest associated with operating leases.

	Fiscal Year Ended September 30,
	2006	2007	2008	2009	2010
Ratio of earnings to fixed charges	1.12x	3.52x	1.97x	2.47x	1.48x

DESCRIPTION OF THE COMMON UNITS

Our common units, Class A units and Class B units represent limited partner interests in Inergy, L.P. The holders of our units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. As of December 31, 2010, we had (i) 109,613,006 common units issued and outstanding, representing an approximate 87.2% limited partner interest in us, (ii) 11,568,560 Class B units issued and outstanding, representing an approximate 9.2% limited partner interest in us, and (iii) 4,867,252 Class A units issued and outstanding, representing an approximate 3.6% limited partner interest in us.

General

Timing of Distributions. We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to holders of record on the applicable record date. For additional information, please read “Cash Distribution Policy.”

Issuance of Additional Units. In general, we may issue additional partnership securities for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, all without the approval of any limited partners. For additional information, please read “Our Partnership Agreement.”

Voting Rights. Unlike the holders of common stock in a corporation, our limited partners have only limited voting rights on matters affecting our business. Our limited partners have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, including common units owned by our general partner and its affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders. For additional information, please read “Our Partnership Agreement—Voting Rights” and “Our Partnership Agreement—Meetings; Voting.”

Limited Call Right. If at any time not more than 20% of the outstanding common units are held by persons other than our general partner and its affiliates, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then current market price of the common units.

Common Units

Common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement.

Exchange Listing. Our common units are listed on the New York Stock Exchange under the symbol “NRGY.”

Transfer Agent and Registrar Duties. American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units. You may contact them at the following address: 59 Maiden Lane, Plaza Level, New York, New York 10038. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units. Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to comply with and be bound by and to have executed our partnership agreement;

•	represents and warrants that such transferee has the right, power and authority and, if an individual, the capacity to enter into our partnership agreement;

•	grants the powers of attorney set forth in our partnership agreement; and

•	gives the consents and approvals and makes the waivers contained in our partnership agreement.

An assignee will become a substituted limited partner for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common units to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Class A Units

Class A units represent limited partner interests in us. The rights and obligations of Class A units are identical to the rights and obligations of common units except that the Class A units (i) do not have the right to vote on, approve or disapprove, or otherwise consent or not consent with respect to any matter (including mergers, share exchanges and similar statutory authorizations) except as otherwise required by any non-waivable provision of law and (ii) do not share in (a) any income, gains, losses, deductions and credits which are attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Inergy Partners or (b) any cash and cash equivalents on hand derived from or attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Inergy Partners.

Class B Units

Class B units represent limited partner interests in us and have the same rights and obligations of common units except as set forth below.

In-Kind Distributions. Until the Class B units are converted into common units as described below, distributions on Class B units will be paid in additional Class B units issued in kind no later than 45 days after the end of each quarter. The number of Class B units to be issued in kind in connection with any Class B unit distribution will be determined by dividing (i) the amount of cash paid on one common unit with respect to such quarter, by (ii) the greater of (a) the volume weighted average sales price of common units during the 20-trading day period ending on the third trading day prior to the public announcement of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 7, 2010, by and among us, our general, Inergy Holdings and the other parties thereto and (b) the volume weighted average sales price of common units during the 20-trading day period ending on the third day prior to the ex-dividend date for such distribution.

Conversion. After the last quarter of the four-quarter period following November 5, 2010 (the “initial conversion period”), 50% of the Class B units outstanding that are held by each holder of a Class B unit, and all of the additional Class B units issued in kind as a distribution during the initial conversion period and outstanding, will convert into common units at a conversion ratio of one Class B unit for one common unit. After the last quarter of the eight-quarter period following November 5, 2010 (the “final conversion period”), the remainder of the outstanding Class B units, and all of the additional Class B units issued in kind as a distribution during the final conversion period and outstanding, will convert into common units at a conversion ratio of one Class B unit for one common unit. The conversion of Class B units into common units may dilute the value of the interests of our then-existing unitholders.

Voting. Holders of Class B units have voting rights that are identical to the voting rights of common units and vote with the common units as a single class, so that each Class B unit is entitled to one vote for each common unit into which such Class B units are convertible on each matter with respect to which each common unit is entitled to vote. For additional information, please read “Our Partnership Agreement—Voting Rights” and “Our Partnership Agreement—Meetings; Voting.”

Restrictions on Transfers of Class B Units. Under our partnership agreement, prior to the second anniversary of November 5, 2010, Class B unitholders may not transfer any Class B units without our prior written consent. However, these restrictions do not apply to transfers to a grantor retained annuity trust, a family limited partnership or other similar estate planning entities controlled by such holder or transfers to a deceased holder’s estate.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Under our partnership agreement, we will distribute to our unitholders, on a quarterly basis, all of our available cash.

Definition of Available Cash. Available cash generally means, for any quarter ending prior to liquidation, all cash and cash equivalents on hand at the end of that quarter less the amount of cash reserves that are necessary or appropriate, in the reasonable discretion of our general partner, to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for anticipated future credit needs) subsequent to such quarter;

•

comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we are a party or by which we are bound or our assets are subject; or

•	provide funds for distributions to unitholders in respect of any one or more of the next four quarters.

Class A Units

Class A units generally share in distributions of available cash, except Class A units do not share in (i) any income, gains, losses, deductions and credits which are attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Inergy Partners or (ii) any cash and cash equivalents on hand derived from or attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Inergy Partners.

Class B Units

Class B units are not entitled to distributions of available cash until they are converted into common units. Please read “Description of the Common Units—Class B Units.”

Effect of Issuance of Additional Units

General. We may issue additional partnership securities and options, rights, warrants and appreciation rights relating to the partnership securities for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, all without the approval of any limited partners. We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units that we issue will be entitled to share equally with our then-existing unitholders in distributions of available cash. The issuance of additional partnership interests may dilute the value of the interests of our then-existing unitholders.

Conversion of Class B Units. After the last quarter of the four-quarter period following November 5, 2010 (the “initial conversion period”), 50% of the Class B units outstanding that are held by each holder of a Class B unit, and all of the additional Class B units issued in kind as a distribution during the initial conversion period and outstanding, will convert into common units at a conversion ratio of one Class B unit for one common unit. After the last quarter of the eight-quarter period following November 5, 2010 (the “final conversion period”), the remainder of the outstanding Class B units, and all of the additional Class B units issued in kind as a distribution during the final conversion period and outstanding, will convert into common units at a conversion ratio of one Class B unit for one common unit. The conversion of Class B units into common units may dilute the value of the interests of our then-existing unitholders. Until the Class B units are converted into common units, distributions on Class B units will be paid in additional Class B units issued in kind no later than 45 days after the end of each quarter. Accordingly, the issuance of additional Class B units as payment in kind for distributions will also further dilute the common units upon their conversion.

Quarterly Distributions of Available Cash

We will make quarterly distributions to our partners prior to liquidation in an amount equal to 100% of our available cash for that quarter. We expect to make distributions of all available cash within approximately 45 days after the end of each quarter to holders of record on the applicable record date.

Distribution of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors, including by way of a reserve of cash or other assets for contingent liabilities. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

If the sale of our assets in liquidation would be impracticable or would cause undue loss, the sale may be deferred for a reasonable amount of time or the assets (except those necessary to satisfy liabilities) may be distributed to our limited partners in lieu of cash in the same manner as cash or proceeds of a sale would have been distributed.

DESCRIPTION OF PARTNERSHIP SECURITIES

Limitation on Issuance of Additional Partnership Securities

We may issue additional partnership securities and options, rights, warrants and appreciation rights relating to the partnership securities for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, all without the approval of any limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we also may issue additional partnership interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Issuance of Additional Partnership Securities

The following is a description of the general terms and provisions of our partnership securities. The particular terms of any series of partnership securities will be described in the applicable prospectus supplement and the amendment to our partnership agreement relating to that series of partnership securities, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such series of partnership securities. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

Subject to the limitations described above, our general partner is authorized to approve the issuance of one or more series of partnership securities without further authorization of the limited partners and to fix the number of securities, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable prospectus supplement will set forth the number of securities, particular designation, relative rights and preferences and the limitations of any series of partnership securities in respect of which this prospectus is delivered. The particular terms of any such series will include the following:

•	the maximum number of securities to constitute the series and the designation and ranking thereof;

•

the annual distribution rate, if any, on securities of the series, whether such rate is fixed or variable or both, the dates from which distributions will begin to accrue or accumulate, whether distributions will be cumulative and whether such distributions will be paid in cash, securities or otherwise;

•

whether the securities of the series will be redeemable and, if so, the price and the terms and conditions on which the securities of the series may be redeemed, including the time during which securities of the series may be redeemed and any accumulated distributions thereof that the holders of the securities of the series will be entitled to receive upon the redemption thereof;

•	the liquidation preference, if any, applicable to securities of the series;

•

the terms and conditions, if any, on which the securities of the series will be convertible into, or exchangeable for, securities of any other class or classes of partnership securities, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same; and

•	the voting rights, if any, of the securities of the series.

The holders of partnership securities will have no preemptive rights. Partnership securities will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The prospectus supplement will contain, if applicable, a description of the material U.S. federal income tax consequences relating to the purchase and ownership of the series of partnership securities offered by the prospectus supplement. The transfer agent, registrar and distributions disbursement agent for the partnership securities will be designated in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures among us, any subsidiary guarantors and a trustee.

Inergy, L.P. may issue debt securities in one or more series, and Inergy Finance Corp. may be a co-issuer of one or more series of debt securities. Inergy Finance Corp. was incorporated under the laws of the State of Delaware in September 2004, is wholly owned by Inergy, L.P. and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Inergy, L.P. and Inergy Finance Corp., and the terms “Inergy, L.P.” and “Inergy Finance” refer strictly to Inergy, L.P. and Inergy Finance Corp., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether Inergy Finance will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•

whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Inergy, L.P. specified in the prospectus supplement will unconditionally guarantee to each holder and the trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by substantially all of the domestic subsidiaries of Inergy, L.P. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Inergy, L.P.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•

the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that Inergy Finance may not merge into or consolidate with another entity other than a corporation satisfying such requirement for so long as Inergy, L.P. is not a corporation;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “—Events of Default and Remedies” below) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture, except in the case of a lease of all or substantially all of the issuer’s assets.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of the holders of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal of or extend the fixed maturity of any debt security;

•

reduce any premium payable upon redemption or change any redemption date with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

•	reduce the rate of or change the time for payment of interest on any debt security;

•

waive a past Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities or in respect of an indenture provision that cannot be modified without the consent of each affected holder;

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•	impair the right of any holder to receive any payment on its debt securities on or after the due date therefor or to institute suit for the enforcement of any such payment;

•	except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner adverse to the holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form of terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to provide for the assumption of an issuer’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s assets;

•

in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Inergy, L.P.;

•	to add or release guarantors pursuant to the terms of the indenture;

•	to make any change that does not adversely affect the rights under the indenture of any holder of debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor trustee;

•	to add any additional covenants or Events of Default with respect to all or any series of debt securities; or

•	to secure the debt securities and/or the guarantees.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 30 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure to perform any other covenant in the indenture that continues for 60 days after written notice is given to the issuers or guarantors, as applicable;

•	certain events of bankruptcy, insolvency or reorganization of an issuer or guarantor;

•	if such series is entitled to the benefits of a guarantee, such guarantee ceases to be in full force (except as otherwise provided in the indenture) or is declared void in a judicial proceeding; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the interests of the holders.

If an Event of Default described in the fifth bullet point above occurs in respect of either issuer, the entire principal of, premium, if any, and accrued interest on, all debt securities then outstanding will be due and payable immediately, without any declaration or other act on the part of the trustee or any holders. If any other Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

Neither indenture will limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. Each indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders, as such, of either issuer, the general partner of Inergy, L.P. or any guarantor will have any liability for the obligations of the issuers or any guarantors under either indenture, the debt securities or any guarantee or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers may act as paying agent or registrar.

If a holder of debt securities has given timely wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the office of the paying agent, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration or exchange.

We will not be required to:

•

issue, register the transfer of, or exchange debt securities of a series called or being called for redemption or during a period of 15 days prior to the mailing of notice of redemption of debt securities of that series; or

•	register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness. The definition of “Senior Indebtedness” will be set forth in the related prospectus supplement. If the subordinated debt securities are guaranteed by any of the subsidiaries of Inergy, L.P., then the guarantees will be subordinated on like terms.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property (or any guarantor or its property) is involved in any liquidation, bankruptcy or similar proceeding;

•

we fail to pay the principal, interest, any premium or any other amounts on any of our Senior Indebtedness within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•

any other default on any of our Senior Indebtedness occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that we or any guarantor may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue certificates to each holder, except in the limited circumstances described below. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its participants are on file with the Securities and Exchange Commission.

We will wire all payments on the global debt securities to DTC. We, any guarantor and the trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, any guarantor, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the trustee, any guarantor or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the trustee of its decision to exchange the global debt security for certificated debt securities.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a) either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and in any case we have irrevocably deposited with the trustee as trust funds cash, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the trustee for cancellation, for principal, premium, if any, and accrued interest to the stated maturity or redemption date;

(b) we have paid or caused to be paid all other sums payable by us under the indenture; and

(c) we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. Unless we otherwise specify in the applicable prospectus supplement, the initial trustee for each series of debt securities will be U.S. Bank National Association. We may maintain a banking relationship in the ordinary course of business with U.S. Bank National Association and one or more of its affiliates.

Resignation or Removal of Trustee

If the trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

Limitations on Trustee if It Is Our Creditor

Each indenture will contain certain limitations on the right of the trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to Be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee must be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy;”

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Considerations.”

Organization and Duration

We were organized on March 7, 2001 and will continue in existence until our dissolution in accordance with our partnership agreement.

Purpose

Our purpose under our partnership agreement is to (a) serve as a member of Inergy Propane, our wholly owned operating subsidiary, and, in connection therewith, to exercise all the rights and powers conferred upon us as a member of Inergy Propane pursuant to Inergy Propane’s limited liability company agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that Inergy Propane is permitted to engage in by Inergy Propane’s limited liability company agreement and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that our general partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, as amended (“DRULPA”), and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity; provided, however, that our general partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates “qualifying income” (as such term is defined pursuant to Section 7704 of the Internal Revenue Code of 1986, as amended), or (ii) enhances the operations of an activity of Inergy Propane and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to us, Inergy Propane or any of our subsidiaries. Our general partner has no obligation or duty to us, our limited partners or assignees of partnership interests to propose or approve, and in its discretion may decline to propose or approve, the conduct by us of any business.

Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute, swear to, acknowledge, deliver, file and record all certificates, documents and other instruments (i) that our general partner or the liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of us as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which we may conduct business or own property, (ii) that our general partner or the liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of our partnership agreement, (iii) that our general partner or the liquidator deems necessary or appropriate to reflect the dissolution and liquidation of us pursuant to the terms of our partnership agreement, (iv) relating to the admission, withdrawal, removal or substitution of any partner, (v) relating to the determination of the rights, preferences and privileges of any class or series of additional partnership securities issued by us and (vi) relating to a merger or consolidation of us.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the DRULPA and that it otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the DRULPA will be limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to us for such partner’s common units plus the partner’s share of any undistributed profits and assets and any funds wrongfully distributed to it, as described below. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve certain amendments to our partnership agreement; or

•	to take any other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the DRULPA, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner based on the limited partner’s conduct. Neither our partnership agreement nor the DRULPA specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the DRULPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRULPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRULPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the DRULPA will be liable to the limited partnership for the amount of the distribution for three years from the date of distribution. Under the DRULPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the limited partnership agreement.

Our subsidiaries conduct business in multiple states. Maintenance of our limited liability as a limited partner or member of our subsidiaries formed as limited partnerships or limited liability companies may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of a limited partner or member for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions.

If it were determined that we were, by virtue of our limited partner interest or limited liability company interest in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve certain amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

Common Units

The following matters require the unitholder vote specified below.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of unitholders. Certain other amendments require the approval of a majority of outstanding common units. Certain other amendments require the approval of a super-majority of outstanding common units. Please read “—Amendment of Our Partnership Agreement.”

Sale of all or substantially all of our assets	Majority of outstanding common units. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of us	Majority of outstanding common units. Please read “—Termination and Dissolution.”

Removal or replacement of our general partner	Two-thirds of the outstanding common units. Please read “—Withdrawal or Removal of Our General Partner.”

Class A Units

Holders of Class A units do not have the right to vote on, approve or disapprove, or otherwise consent or not consent with respect to any matter (including mergers, share exchanges and similar statutory authorizations) except as otherwise required by any non-waivable provision of law.

Class B Units

Holders of Class B units have voting rights that are identical to the voting rights of common units and vote with the common units as a single class, so that each Class B unit is entitled to one vote for each common unit into which such Class B units are convertible on each matter with respect to which each common unit is entitled to vote. Each reference in this prospectus to a vote of holders of common units is deemed to be a reference to the holders of common units and Class B units on an “as if” converted basis, and the definition of “Unit Majority” is correspondingly construed to mean at least a majority of the common units and the Class B units, on an “as if” converted basis, voting together as a single class during any period in which any Class B units are outstanding.

In addition to all other requirements imposed by Delaware law, and all other voting rights granted under our partnership agreement, the affirmative vote of the holders of a majority of the outstanding Class B units, voting separately as a class based upon one vote per Class B unit, is necessary on any matter (including a merger, consolidation or business combination) that adversely affects any of the rights, preferences and privileges of the Class B units in any respect or amends or modifies any of the terms of the Class B units; provided, that we will be able to amend the provisions relating to the Class B units so long as the amendment does not adversely affect the holders of the Class B units. Such adverse effect, amendment or modification includes any action that would:

(1) change the form of payment of distributions, defer the date from which distributions on the Class B units will accrue, cancel accrued and unpaid distributions on the Class B units or amend our partnership agreement in a way that adversely affects any of the rights, preferences and privileges of the Class B units;

(2) reduce the amount payable or change the form of payment to the holders of the Class B units upon the voluntary or involuntary liquidation, dissolution or winding up of us; or

(3) make any distribution of any property other than (i) additional Class B units issued in kind as a distribution or (ii) other partnership securities whose distribution is required or permitted by our partnership agreement.

Issuance of Additional Securities

Our partnership agreement provides that we may issue additional partnership securities and options, rights, warrants and appreciation rights relating to the partnership securities for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, all without the approval of any limited partners. We may issue any class or series of partnership interests having preferences or other special or senior rights over the previously outstanding common units.

It is possible that we will fund acquisitions, and other capital requirements, through the issuance of additional common units or other equity securities. Holders of any additional common units that we issue will be entitled to share with then-existing holders of common units in distributions of available cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of then-existing holders of common units in our net assets and (ii) the voting rights of then-existing holders of common units under our partnership agreement.

The holders of common units do not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. To adopt a proposed amendment, other than certain amendments discussed below, our general partner must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as otherwise described below, an amendment must be approved by the limited partners holding in the aggregate at least a majority of the outstanding common units, referred to as a “Unit Majority.”

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that, in the sole discretion of our general partner, is necessary or advisable to qualify or continue the qualification of us as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we and Inergy Propane will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

a change in our fiscal year or taxable year and any changes that, in the discretion of our general partner, are necessary or advisable as a result of a change in our fiscal year or taxable year including, if our general partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made;

•

an amendment that is necessary, in the opinion of counsel, to prevent us, or our general partner or its directors, officers, trustees or agents, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that, in the discretion of our general partner, is necessary or advisable in connection with the authorization of issuance of any class or series of partnership securities;

•	an amendment expressly permitted by our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement;

•

an amendment that, in the discretion of our general partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by us of, or investment by us in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by us of activities permitted by the terms of our partnership agreement;

•

a merger or conveyance pursuant to which (i) our general partner has received an opinion of counsel that the merger or conveyance would not result in the loss of the limited liability of any limited partner or any member in Inergy Propane or cause us or Inergy Propane to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of us into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as are contained in our partnership agreement; or

•	any other amendments substantially similar to the foregoing.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner, reflect a change that:

•	does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•

is necessary or advisable to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the DRULPA) or (ii) facilitate the trading of the limited partner interests (including the division of any class or classes of outstanding limited partner interests into different classes to facilitate uniformity of tax consequences within such classes of limited partner interests) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner determines in its discretion to be in the best interests of us and the limited partners;

•	is necessary or advisable in connection with action taken by our general partner relating to a split, distribution, subdivision or combination of partnership securities; or

•	is required to effect the intent of the provisions of our partnership agreement or is otherwise contemplated by our partnership agreement.

No Reduction of Voting Percentage Required to Take Action. Any amendment to our partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.

No Enlargement of Obligations. No amendment to our partnership agreement may (i) enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by the holders of not less than a majority of the outstanding partnership interests of the class affected, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion, (iii) change the provision of our partnership agreement that provides for the dissolution of us upon the election to dissolve us by our general partner that is approved by the holders of a Unit Majority (the “Elective Dissolution Provision”) or (iv) change our term or, except as set forth in the Elective Dissolution Provision, give any person the right to dissolve us.

No Material Adverse Effect on Rights and Preferences. Except for certain amendments in connection with the merger or consolidation of us and except for those amendments that may be effected by our general partner without the consent of limited partners as described above, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected.

Opinion of Counsel and Unitholder Approval. Except as for those amendments that may be effected by our general partner without the consent of limited partners as described above, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Further Restrictions on Amendments. Except as for those amendments that may be effected by our general partner without the consent of limited partners as described above, the foregoing provisions described above relating to the amendment of our partnership agreement may only be amended with the approval of the holders of at least 90% of the outstanding units.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a Unit Majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the consolidated assets owned by us and our operating subsidiaries in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination). Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our consolidated assets without the approval of a Unit Majority. Our partnership agreement generally prohibits our general partner from causing us to merge or consolidate with another entity without the approval of a Unit Majority.

If certain conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. However, our general partner will be entitled to be reimbursed for (i) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person including affiliates of our general partner to perform services for us or for our general partner in the discharge of its duties to us) and (ii) all other necessary or appropriate expenses allocable to us or otherwise reasonably incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Reimbursements for expenses described above are in addition to any reimbursement to our general partner as a result of indemnification pursuant to our partnership agreement.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as our general partner (i) at any time prior to 12:00 midnight, Eastern Standard Time, on June 30, 2011, by giving at least 90 days’ advance notice of its intention to withdraw to the limited partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by unitholders holding at least a majority of the outstanding common units (excluding common units held by our general partner and its affiliates) and our general partner delivers to us an opinion of counsel (a “withdrawal opinion of counsel”) that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any limited partner or of a member of Inergy Propane or cause us or Inergy Propane to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such) and (ii) at any time after 12:00 midnight, Eastern Standard Time, on June 30, 2011, by giving at least 90 days’ advance notice to the unitholders, such withdrawal to take effect on the date specified in such notice. Notwithstanding clause (i) of the preceding sentence, our general partner may voluntarily withdraw at any time by giving at least 90 days’ advance notice of its intention to withdraw to the limited partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one person and its affiliates (other than our general partner and its affiliates) own beneficially or of record or control at least 50% of the outstanding units.

If our general partner gives a notice of withdrawal, the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner. If, prior to the effective date of our general partner’s withdrawal, a successor is not selected by the unitholders or we do not receive a withdrawal opinion of counsel, we will be dissolved in accordance with our partnership agreement.

Our general partner may be removed if such removal is approved by the unitholders holding at least 66 2/3% of the outstanding units (including units held by our general partner and its affiliates). Any such action by such holders for removal of our general partner must also provide for the election of a successor general partner by the unitholders holding a Unit Majority (including units held by our general partner and its affiliates). Such removal will be effective immediately following the admission of a successor general partner pursuant to our partnership agreement. The right of the holders of outstanding units to remove the general partner will not exist or be exercised unless we have received a withdrawal opinion of counsel.

If our general partner withdraws or is removed, we are required to reimburse the departing general partner for all amounts due the departing general partner.

Transfer of General Partner Interest

Subject to certain conditions, prior to June 30, 2011, our general partner is prohibited from transferring all or any part of its general partner interest to a person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the outstanding common units (excluding common units held by our general partner and its affiliates) or (ii) is of all, but not less than all, of its general partner interest to (A) an affiliate of our general partner (other than an individual) or (B) another person (other than an individual) in connection with the merger or consolidation of our general partner with or into another person (other than an individual) or the transfer by our general partner of all or substantially all of its assets to another person (other than an individual).

Subject to certain conditions, on or after June 30, 2011, our general partner may transfer all or any of its general partner interest without unitholder approval.

In any event, no transfer of the general partner interest will be permitted unless we receive an opinion of counsel that such transfer would not result in the loss of limited liability of any limited partner or of any member of Inergy Propane or cause us or Inergy Propane to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the withdrawal, removal, bankruptcy or dissolution of our general partner, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and a withdrawal opinion of counsel is received by us;

(2) an election to dissolve us by our general partner that is approved by the holders of a Unit Majority;

(3) the entry of a decree of judicial dissolution of us pursuant to the provisions of the DRULPA; or

(4) the sale of all or substantially all of the assets and properties of us, Inergy Propane and our subsidiaries, treated as a single consolidated entity.

Upon (a) our dissolution following the withdrawal or removal of our general partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) our dissolution upon the bankruptcy or dissolution of our general partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute us and continue our business on the same terms and conditions set forth in our partnership agreement by forming a new limited partnership on terms identical to those set forth in our partnership agreement and having as the successor general partner a person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up our affairs.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership by the holders of a Unit Majority, our general partner or, if our general partner has withdrawn, been removed, dissolved or become bankrupt, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems appropriate or necessary in its good faith judgment, liquidate our assets and apply and distribute the proceeds of the liquidation as described in “Cash Distribution Policy—Distributions of Cash Upon Liquidation.”

Meetings; Voting

For purposes of determining the limited partners entitled to notice of or to vote at a meeting of limited partners or to give approvals without a meeting, our general partner may set a record date, which shall not be less than 10 nor more than 60 days before (i) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (ii) in the event that approvals are sought without a meeting, the date by which limited partners are requested in writing by our general partner to give such approvals.

If authorized by our general partner, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding limited partner interests (including limited partner interests deemed owned by our general partner) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Special meetings of limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding partnership securities of the class or classes for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding partnership securities of the class or classes for which a meeting has been called (including limited partner interests deemed owned by our general partner), represented in person or by proxy, will constitute a quorum.

Each record holder of a common unit has one vote per common unit, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” For a description of the voting rights of the Class A units and the Class B units, please read “—Voting Rights.” Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Board of Directors

We are managed and operated by the officers of our general partner and are subject to the oversight of the board of directors of our general partner. As the sole member of our general partner, Inergy Holdings has the power to appoint members of the board of directors of our general partner.

Limited Call Right

If at any time not more than 20% of the outstanding common units are held by persons other than our general partner and its affiliates, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then current market price of the common units.

Indemnification

Section 17-108 of the DRULPA empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Our partnership agreement provides that we will indemnify (to the fullest extent permitted by applicable law) certain persons (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee. This indemnity is available only if the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnitees include (i) any general partner, (ii) any departing general partner, (iii) any person who is or was an affiliate of a general partner or any departing general partner, (iv) any person who is or was a member, partner, officer, director, employee, agent or trustee of us or our subsidiaries, a general partner or any departing general partner or any affiliate of any of us or our subsidiaries, general partner or any departing general partner and (v) any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person. Expenses subject to indemnity will be paid by us to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. We maintain a liability insurance policy on behalf of certain of the Indemnitees.

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Article V of the limited liability company agreement of our general partner provides for the indemnification of affiliates of our general partner and members, managers, partners, officers, directors, employees, agents and trustees of our general partner or any affiliate of our general partner and such persons who serve at the request of our general partner as members, managers, partners, officers, directors, employees, agents, trustees and fiduciaries of any other enterprise against certain liabilities under certain circumstances.

MATERIAL TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses U.S. federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to Inergy, L.P. and our subsidiaries.

This section does not address all U.S. federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (as determined for U.S. federal income tax purposes), whose functional currency is the U.S. dollar and who hold units as a capital asset (generally, property that is held as an investment). This section has only limited applicability to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult, and depend on, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from their ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest by the IRS of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, the costs of any contest with the IRS, including legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of an investment in us may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements of law and legal conclusions contained in this section, except as described below or otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of Inergy

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for U.S. federal income taxes. Instead, as described in detail below, each of our unitholders will be required to take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally do not give rise to income or gain taxable to the unitholder unless the amount of cash distributed exceeds the unitholder’s adjusted U.S. federal income tax basis in its units.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. Under a “Qualifying Income Exception” however, if 90% or more of the partnership’s gross income for every taxable year consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes. Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane and the transportation, marketing and processing of certain other natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that constitutes qualifying income. We estimate that less than 6% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be classified as a partnership for federal income tax purposes for the current year. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for U.S. federal income tax purposes;

(b) Each hedging transaction that we treat as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined result in qualifying income; and

(c) For each taxable year since the year of our initial public offering, more than 90% of our gross income has been income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations are true and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as if we distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

If we were taxable as a corporation for U.S. federal income tax purposes, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our unitholders. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, and then as a nontaxable return of capital to the extent of the unitholder’s tax basis in our units, and finally as taxable capital gain, after the unitholder’s tax basis in our units is reduced to zero. Accordingly, our taxation as a corporation would result in a material reduction in our cash distributions to unitholders and thus would likely result in a substantial reduction of the value of our units.

The remainder of this discussion assumes that we will be classified as a partnership for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of Inergy, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of Inergy for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate subsidiary, we are not obligated to pay any U.S. federal income tax. Instead, for U.S. federal income tax purposes, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution from us.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes. Cash distributions made by us to a unitholder in an amount in excess of the unitholder’s tax basis in its units, however, generally will result in the unitholder recognizing gain taxable in the manner described under “—Disposition of Units” below.

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (or liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease the unitholder’s share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash to the unitholder. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any additional amount allocated based on the unitholder’s share of our profits. Please read “Disposition of Units.”

A non-pro rata distribution of money or property, including a non-pro rata distribution deemed to result from a decrease in a unitholder’s share of our non-recourse liabilities, may result in ordinary income to a unitholder, regardless of that unitholder’s tax basis in its units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, a unitholder will be treated as having received its proportionate share of the Section 751 Assets and then having exchanged those assets for an allocable portion of the distribution made to such unitholder. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units

A unitholder’s U.S. federal income tax basis in its units initially will be the amount it paid for those units plus its share of our liabilities at the time of purchase. That basis generally will be (i) increased by the unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it from us, by its share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Limitations on Deductibility of Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the lesser of (i) the tax basis such unitholder has in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization) the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of the gain recognized may no longer be used.

In general, a unitholder will be at risk to the extent of its U.S. federal income tax basis in its units, excluding any portion of that basis attributable to the unitholder’s share of our liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than (except as set forth above) as a result of increases or decreases in the unitholder’s share of our liabilities.

In addition to the basis and at risk limitations on the deductibility of losses, passive activity loss limitations generally apply to limit the deductibility of losses incurred by individuals, estates, trusts and some closely held corporations and personal service corporations from “passive activities,” which are generally defined as trade or business activities in which the taxpayer does not materially participate. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including its investments or a unitholder’s investments in other publicly-traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when it disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds and treat the payment as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our limited partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to make corresponding adjustments to later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our limited partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) any difference between the U.S. federal income tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the U.S. federal income tax basis and fair market value of any property contributed to us that exists at the time of such contribution, with any such difference referred to in this discussion as a “Book-Tax Disparity.” In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect” as determined under Treasury Regulations promulgated under the Code. In any other case, a unitholder’s share of an item will be determined on the basis of its interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	its relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions may be subject to tax as ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to ensure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account the unitholder’s distributive share of any items of our income, gain, loss or deduction for purposes of the U.S. federal alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A new 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts is scheduled to apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. This election generally permits us to adjust the U.S. federal income tax bases in our assets as to a specific unit purchase under

Section 743(b) of the Internal Revenue Code to reflect its purchase price. The Section 743(b) adjustment separately applies to a purchaser of units from another unitholder based upon the values and bases of our assets at the time of the transfer to the transferee. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis.

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Internal Revenue Code, such as our midstream assets, may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Internal Revenue Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Internal Revenue Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. Moreover, if we elect a method other than the remedial method with respect to certain intangible property, Treasury Regulation Section 1.197-2(g)(3) generally requires that the Section 743(b) adjustment attributable to such properties be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167 in the same manner as properties depreciable under Section 168 for this purpose. Moreover, if we elect a method other than the remedial method with respect to intangible property, we will treat the Section 743(b) adjustment with respect to such goodwill as being non-amortizable. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to assets depreciable as a less accelerated rate or to nondepreciable assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We generally use the calendar year as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax bases immediately prior to an offering will be borne by our partners holding interests in us prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.” We may not be entitled to any amortization deductions with respect to certain goodwill or other intangible properties conveyed to us or held by us at the time of any future offering. Please read “—Uniformity of Units.”

The costs we incurred in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial U.S. federal income tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. Thus, distributions from us in excess of cumulative net taxable income allocated to a unitholder will result in a decrease in the unitholder’s U.S. federal income tax basis in that unit and may result in the unitholder recognizing taxable income upon the sale of its units for its original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. Long term capital gain generally is subject to tax at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or changing these rates).

Gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing

Treasury Regulations. The Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention; however, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of our method of allocating income and deductions among unitholders whose interests vary. If this method were not allowed, our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for a quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive this cash distribution.

Notification Requirements

A unitholder who sells any of its units generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have constructively terminated as a partnership for U.S. federal income tax purposes upon the sale or exchange within a twelve-month period of interests in us that, in the aggregate, constitute 50% or more of the total interests in our capital and profits. For purposes of measuring whether the 50% threshold has been met, multiple sales of the same unit are counted only once. A constructive termination will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income being includable in such unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure for publicly traded partnerships that have constructively terminated, the IRS may allow us to provide unitholders with a single Schedule K-1 for the tax year in which the termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred and therefore failed to file our tax returns consistent with a termination. Moreover, a termination may accelerate the application of, or subject us to, any new tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulations relating to the amortization of intangible assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our limited partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and non-U.S. corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of units. As a consequence, they will be required to file U.S. federal income tax returns to report their shares of our income, gain, loss or deduction and pay federal income tax at regular rates on their shares of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or other applicable form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a non-U.S. corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the United States by virtue of the activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we, nor Vinson & Elkins L.L.P. can assure unitholders that the IRS will not successfully challenge those positions in court. Any challenge by the IRS could negatively affect the value of our units. A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Partnerships generally are treated as separate entities for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns.

The Internal Revenue Code requires that one of our partners be designated as our “Tax Matters Partner.” Our partnership agreement designates our general partner as our Tax Matters Partner. The Tax Matters Partner is entitled to extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a person that is not a U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of

$50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An addition to tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that underpayment and that the taxpayer acted in good faith regarding that underpayment.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders may result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe we are and do not believe includes any of our investments or business dealings.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between commonly controlled persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, or trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax returns) would be audited by the IRS. Please read “—Administrative Matters— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Non-U.S. Tax Considerations

In addition to U.S. federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. We currently conduct business or own property in several states, most of which impose personal income taxes on individuals. Most of these states also impose an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals.

A unitholder may be required to file state income tax returns and to pay state income taxes in any state in which we do business or own property, and such unitholder may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections of Unitholder Taxes.”

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it under applicable law.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

PLAN OF DISTRIBUTION

We may sell securities described in this prospectus and any accompanying prospectus supplement through underwriters, through broker-dealers, through agents or directly to one or more investors.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under the registration statement of which this prospectus forms a part;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account, and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may sell the securities through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto. We may use electronic media, including the Internet, to sell offered securities directly.

We may offer our common units into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with FINRA Rule 2310.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

In connection with particular offerings of the securities made by this prospectus and a related prospectus supplement in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Vinson & Elkins L.L.P. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed upon by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

Inergy, L.P. (formerly “Inergy Holdings, L.P.”)

The consolidated financial statements of Inergy, L.P. and Subsidiaries (formerly Inergy Holdings, L.P.) for the year ended September 30, 2010 appearing in Inergy, L.P. and Subsidiaries’ Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

Tres Palacios Gas Storage LLC

The financial statements of Tres Palacios Gas Storage LLC for the year ended December 31, 2009 appearing in the Inergy, L.P. Current Report on Form 8-K filed with the SEC on September 7, 2010 have been audited by Rothstein, Kass & Company, P.C., independent auditors, as set forth in their report thereon and included therein. Such financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.